February 17, 2006


Mail Stop 4561

Mr. Anthony B. Waters
Chief Financial Officer
InnSuites Hospitality Trust
InnSuites Hotels Centre
1615 E. Northern Avenue, Suite 102
Phoenix, Arizona 85020

Re:	InnSuites Hospitality Trust
	Form 10-K for the year ended January 31, 2005
      Form 10-Q for the quarter ended April 30, 2005
      Form 10-Q for the quarter ended July 31, 2005
      Form 10-Q for the quarter ended October 31, 2005
	File No. 1-07062

Dear Mr. Waters:

      We have reviewed your response letter dated February 13,
2006
and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended July 31, 2005

Consolidated Financial Statements

Note 6 - Sale of Hotel Property, page 9

1. We have read your response and supplemental schedule provided to us in connection with prior comment 1. Please file the supplemental schedule as correspondence on EDGAR. As it relates to your proposed accounting treatment, we would not object to your accounting for the gain on sale of the Phoenix hotel as income provided that the appraised value of the property is considered to be a reliable estimate of the fair value of the property and provided that your management and licensing agreements which are based on a percentage of revenue and paid monthly approximates market value. Refer to paragraph 31 of SFAS 66. This position is also based on the presumption that there are no other forms of continuing involvement as discussed in SFAS 66 that would preclude gain recognition. Please advise us.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3498 if you have questions.



						Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant

Mr. Anthony B. Waters
InnSuites Hospitality Trust
February 17, 2006
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